UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 333-226308

Zeta Network Group

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Announcement of Notice Convening Extraordinary General Meeting on May 8, 2026

On April 14, 2026, Zeta Network Group (the “Company”) sent a Notice of Extraordinary General Meeting (the “Notice”) to be held on May 8, 2026, at 10:00 am local time (10:00 pm Eastern time on May 7, 2026) at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing the following shareholders’ resolutions:

Resolution 1:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), to approve:

1)	Share Capital Reduction

a)	the par value of each issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and each issued and outstanding class B ordinary share with a nominal or par value of US$0.25 in the share capital of the Company be reduced to US$0.0025 by cancelling US$0.2475 of the paid-up capital on each of the issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and class B ordinary share with a nominal or par value of US$0.25 (the “Share Capital Reduction”);

b)	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0025; and

c)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time.

2)	Share Capital Subdivision

d)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class A ordinary shares with a nominal or par value of US$0.0025 each; and

b.	each authorised but unissued class B ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class B ordinary shares with a nominal or par value of US$0.0025 each.

(the “Sub-division”)

3)	Share Capital Cancellation

e)	immediately following the Sub-division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares with a nominal or par value of US$0.0025 each and authorised but unissued class B ordinary shares with a nominal or par value of US$0.0025 each as will result in the Company having authorised share capital of US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Cancellation”); and

4)	Authorised Share Capital Confirmation

f)	immediately following the Share Capital Reduction, Sub-division and Cancellation, the authorised share capital of the Company shall be changed from US$32,000,000.00 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.25 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.25 each to US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each.

Resolution 2:

RESOLVED AS AN ORDINARY RESOLUTION, that immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased

FROM: US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each;

TO: US$32,000,000 divided into 11,200,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each, by the creation of (i) 11,088,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each, and (ii) 1,584,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Share Capital Increase”).

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, that:

1)

the eighth amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the ninth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.2 (the “Ninth Amended M&A”), which incorporate amendments including but not limited to the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and

2)

the Company’s registered office provider be authorised to make any necessary filing with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) in connection with the adoption of the Ninth Amended M&A and the Board be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Resolution 4:

RESOLVED AS AN ORDINARY RESOLUTION, that:

1)

a share consolidation be approved and the Board be authorised to determine, in its sole discretion, as to how and when to implement and effect the share consolidation (the “Share Consolidation”), whereby issued and authorised class A ordinary shares with a nominal or par value of US$0.0025 each and class B ordinary shares with a nominal or par value of US$0.0025 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than four thousand (4,000)-for-one (1) (the “Consolidation Range”), at a date to be determined by the Board, with the exact ratio to be set at a whole number within Consolidation Range, as determined by the Board in its sole discretion within three years after the conclusion of the Meeting; and

2)

the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, be authorised to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class.

Resolution 5:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to approval by the shareholders of Resolution 4, and entirely conditional upon the implementation of the Share Consolidation with the exact consolidation ratio and the effective date of the Share Consolidation as determined by the Board:

1)	the Ninth Amended M&A be amended and restated by their deletion in their entirety and the substitution in their place with the tenth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.3 (the “Tenth Amended M&A”), to reflect the Share Consolidation, so long as it is implemented within three years after the conclusion of the Meeting; and

2)	the Company’s registered office provider be authorised to make any necessary filing with the Cayman Registrar in connection with the adoption of the Tenth Amended M&A and the Board be authorised to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

The directors of the Company have unanimously recommended that such resolutions be approved and adopted by the shareholders of the Company.

A copy of the Notice is attached hereto as Exhibit 99.1 and a copy of the proposed Ninth Amended M&A and Tenth Amended M&A are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and such exhibits are incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-292327) and Registration Statement on Form S-8 (File No. 333-289850).

Exhibits

Exhibit Number	Exhibit Description
99.1	Notice of Extraordinary General Meeting of the Company and Proxy Card.
99.2	Form of Ninth Amended and Restated Memorandum and Articles of Association.
99.3	Form of Tenth Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorised.

Zeta Network Group
(Registrant)

By:	/s/ Xiaowen “Samantha” Huang
Name:	Xiaowen “Samantha” Huang
Title:	Chief Executive Officer and Director

Date: April 14, 2026

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